UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

_____________________________________________________________________________________________

For the month of October 2022
Commission File Number 001-15144

TELUS CORPORATION
(Translation of registrant's name into English)

_____________________________________________________________________________________________

23rd Floor, 510 West Georgia Street
Vancouver, British Columbia V6B 0M3
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                           Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

By:	/s/ Andrea Wood
	Name:	Andrea Wood
	Title:	Chief Legal and Governance Officer

Date: October 27, 2022

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Exhibit Index

Exhibit Number	Description of Document

99.1	Media Release dated October 27, 2022 – “TELUS International announces agreement to acquire WillowTree, a full-service digital product provider”

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